SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 25 May 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

press release

May 25, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea efforts continue to focus on progressing options to stop the flow of oil from the well through interventions via the MC252 blow out preventer (BOP) and to collect the flow of oil from the leak points. These efforts are being carried out  in conjunction with industry experts and governmental authorities.

Plans have been developed for a series of interventions via the BOP; it is currently anticipated these may be carried out over a period of about a week, commencing in the next few days. These interventions have not been carried out at these depths and conditions before and the success of individual options cannot be assured.

The first planned intervention is the so-called "top kill" operation where heavy drilling fluids would be injected into the well to stem the flow of oil and gas and, ultimately, kill the well. Most of the equipment is on site and preparations for this operation continue, with a view to deployment within a few days. If necessary, equipment is also in place to combine this operation with the injection under pressure of bridging material to seal off upward flow through the BOP.

Sophisticated diagnostic work using remotely-operated vehicles (ROVs) will precede the 'top kill' to allow the procedure to be planned in detail.  The knowledge from this diagnostic work will be instrumental in determining whether to proceed with this option.

Being progressed in parallel with plans for the top kill is development of a lower marine riser package (or LMRP) cap containment option. This would first involve removing the damaged riser from the top of the BOP, leaving a cleanly-cut pipe at the top of the BOP's LMRP. The LMRP cap, an engineered containment device with a sealing grommet, would be connected to a riser from the Discoverer Enterprise drillship and then placed over the LMRP with the intention of capturing most of the oil and gas flowing from the well and transporting it to the drillship on the surface. The LMRP cap is already on site and it is anticipated that this option will be available for deployment by the end of May.

Additional options also continue to be progressed, including the option of lowering a second blow-out preventer, or a valve, on top of the MC 252 BOP.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center :+1 985-902-5231

www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

- ENDS -

Yes                            No        |X|
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 25 May 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary